SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2005

CIMATRON LIMITED
(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

For Immediate Release

Cimatron Announces Version 7.0 of Flagship CimatronE CAD/CAM solution

Designed to enhance productivity – breakthrough NC solutions – developed with toolmakers worldwide

Givat Shmuel, ISRAEL, August 31, 2005 – Cimatron Ltd. (NASDAQ: CIMT), a leading global provider of integrative CAD/CAM software solutions for toolmakers, today announced the worldwide release of version 7.0 of its flagship product, CimatronE. With this release, Cimatron continues its mission to provide toolmakers with a complete, integrative solution that can address the increasing demands of the industry, and help toolmakers remain competitive.

CimatronE 7.0 boasts the most powerful and productive Mold Design application available today. With outstanding Change Management, hybrid CAD functions optimized for tooling, new and improved applicative tools, and enhanced catalog capabilities, CimatronE 7.0 is a best of breed integrated solution for mold designers.

Version 7 introduces such breakthrough solutions as the NC Lite complete shop-floor solution, the first commercially available Micro Milling NC application, and advanced 5-axis milling. Additional CimatronE 7.0 features include enhancements of speed, quality and coverage through dedicated tools and functionality.

Jim Dent, Design Engineer at LS Mold, a Cimatron beta-site participant, stated: “CimatronE 7.0 users will see better performance from the software and many improved and new features that we, as users, have asked for.”

“We are very excited by the wide range of solutions we are now able to offer our customers,” said Danny Haran, Cimatron President and CEO. “CimatronE is especially geared for toolmakers. In version 7.0, we simply listened to what our customers had to say, and extended CimatronE functionality to precisely match their requirements.”

About CimatronE
CimatronE is a mature, robust CAD/CAM solution for toolmakers, covering the toolmaking process all the way from Quoting to Delivery. CimatronE includes best-of-breed applications for mold design, NC and electrodes, while providing a single work environment for all aspects of the work with no need for time-consuming, error-prone data conversions. Designed for concurrent engineering, CimatronE features full associativity, unmatched change management, and flawless handling of imperfect imported data.

About Cimatron
Cimatron is the leading provider of integrated, quoting-to-delivery CAD/CAM solutions for the tooling industry. Cimatron is committed to providing mold, tool and die makers with comprehensive, cost-effective solutions that streamline manufacturing cycles, enable collaboration with outside vendors, and ultimately shorten product delivery time. Worldwide, more than 8,500 customers, with installations in the automotive, consumer plastics, and electronics industries, employ Cimatron’s cutting-edge CAD/CAM solutions for manufacturing. Founded in 1982, Cimatron is publicly traded on the NASDAQ exchange under the symbol CIMT. Cimatron’s subsidiaries and extensive distribution network are located in over 35 countries to serve customers worldwide with complete pre- and post-sales support.

This press release includes forward looking statements, within the meaning of the Private Securities Litigation Reform Act Of 1995, which are subject to risk and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to the company’s plans, objectives and expected financial and operating results. The risks and uncertainties that may affect forward looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, marketing demand for Cimatron products and services, long sales cycle, new product development, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties of the business, refer to the Company’s filings, with the Securities and Exchanges Commission. Cimatron undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

For More Information Contact:

Irit Porat
Phone: +972 3 5312290
Email: iritp@cimatron.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED BY: /S/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer

Dated: September 1, 2005